UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K originally filed by SHL Telemedicine Ltd. (the “Company”) with the Securities and Exchange Commission on April 17, 2024 (the “Form 6-K”), is being filed solely to furnish in HTML format the Annual Report to shareholders for the year ended December 31, 2023 (the “Report”) that the Company filed in non-HTML format with the Form 6-K as Exhibit 99.3. Each of the press release and the investor presentation that the Company filed with the Form 6-K as Exhibits 99.1 and 99.2, respectively, are incorporated herein by reference. The press release, investor presentation and Report contain forward-looking statements and include cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

This Form 6-K/A is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546).

Exhibit          Description

99.1	Press release, dated April 17, 2024, with respect to 2023 annual results (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the registrant on April 17, 2024).
99.2	Investor Presentation issued on April 17, 2024, with respect to 2023 annual results (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the registrant on April 17, 2024).
99.3	Annual Report to shareholders for the year ended December 31, 2023, filed with the SIX Swiss Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd. By: /s/ Amir Hai Amir Hai Chief Financial Officer

April 22, 2024